PROSPECTUS

FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO:333-127274
333-127274-01

OFFER TO EXCHANGE

$350,000,000 of

5.25% Notes Due 2015

that have not been registered under the Securities Act of 1933 for

any and all outstanding 5.25% Notes Due 2015

that have been registered under the Securities Act of 1933

of

REGENCY CENTERS, L.P.

Guaranteed as to the Payment of Principal and Interest by

Regency Centers Corporation

The exchange offer will expire at 5:00 p.m., New York City time,

on November 1, 2005, unless extended

We are offering to exchange $350,000,000 aggregate principal amount of our new notes registered under the Securities Act of 1933 for any and all of our outstanding 5.25% notes that we issued in a private placement on July 18, 2005. The terms of the new notes are identical in all material respects to the terms of the old unregistered notes, including the related guarantee of our general partner, Regency Centers Corporation, except that the new notes have been registered under the Securities Act, and that transfer restrictions and the registration rights and related provisions regarding additional interest applicable to the old unregistered notes will not apply to the new notes. We will not receive any proceeds from the exchange offer.

To exchange your old notes for new notes:

•	you should read the section called “ The Exchange Offer” beginning on page 21 of this prospectus for further information on how to exchange your old notes for new notes, and

•	you must properly tender your old notes to the exchange agent, Wachovia Bank, National Association by 5:00 p.m., New York time, on November 1, 2005.

If you tender old notes, you may withdraw your tender at any time prior to the expiration of the exchange offer. We will exchange all old notes that you validly tender and do not validly withdraw before such expiration.

We do not currently intend to list the new notes on a securities exchange.

See “ Risk Factors” beginning on page 8 for a discussion of material risks which you should consider with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 3, 2005.

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WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, and in accordance therewith, we file periodic reports, proxy and other information statements with the Securities and Exchange Commission, referred to in this prospectus as the SEC. All reports, proxy and informational statements, and the other information that we file with the SEC, may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E. in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public from the SEC’s web site at www.sec.gov and our web site at www.regencycenters.com. Information on our web site is not incorporated by reference in this prospectus.

The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of unregistered notes in any jurisdiction in which the exchange offer or the acceptance of the exchange offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

This prospectus is part of a registration statement filed by us with the SEC under the Securities Act. As allowed by SEC rules, this prospectus does not contain all of the information that you can find in the registration statement or the exhibits to the registration statement. This prospectus incorporates important business and financial information about us that is not included or delivered with the document.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference information we have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the time that the exchange offer is completed and our obligation to keep this prospectus current for certain resales of the new notes expires (other than information in documents that is deemed not to be filed):

•	Our annual report on Form 10-K for the year ended December 31, 2004;

•	Our general partner’s annual report on Form 10-K for the year ended December 31, 2004;

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005;

•	Our general partner’s quarterly reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005

•	Our current reports on Form 8-K filed April 1, 2005, June 7, 2005 (as amended by our current report on Form 8-K/A filed July 20, 2005), June 14, 2005, July 19, 2005 and August 2, 2005; and

•	Our general partner’s current reports on Form 8-K filed February 18, 2005, April 1, 2005, April 5, 2005, June 7, 2005 (as amended by its current report on Form 8-K/A filed July 20, 2005), June 14, 2005, July 19, 2005, and August 1, 2005.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

121 W. Forsyth Street, Suite 200

Jacksonville, FL 32202

(904) 598-7727

If you would like to request documents, please do so no later than October 25, 2005, which is five business days before the exchange offer expires.

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

When we say “we”, “our”, “us” or “Regency Centers”, we mean Regency Centers, L.P. When we say “Regency”, we mean Regency Centers Corporation, our general partner and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you”, without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

This prospectus includes and incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend such forward-looking statements with respect to Regency Centers Corporation to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally identifiable by use of the words “believe”, “expect”, “intend”, “anticipate”, “estimate”, “project” or similar expressions. Forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements. Such risks and uncertainties include, but are not limited to, those described under the caption “Risk Factors” as well as:

•	changes in national and local economic conditions;

•	financial difficulties of tenants;

•	competitive market conditions, including pricing of acquisitions and sales of properties and out-parcels;

•	changes in expected leasing activity and market rents;

•	timing of acquisitions, development starts and sales of properties and out-parcels;

•	difficulties assimilating the acquisition, through our joint venture with Macquarie CountryWide Trust of Australia, or Macquarie, of the 100-property First Washington Realty, Inc., or First Washington, portfolio;

•	our inability to exercise voting control over the joint ventures through which we own or develop some of our properties;

•	weather;

•	consequences of any armed conflict or terrorist attack against the United States;

•	the ability to obtain governmental approvals; and

•	meeting development schedules.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SUMMARY

This summary highlights material information from this prospectus. It may not contain all of the information that is important to you. We urge you to read and review carefully this entire prospectus and the other documents to which it refers, including the documents incorporated by reference in this prospectus, to fully understand the terms of the new notes and the exchange offer.

Summary of the Terms of the Exchange Offer

General

On July 18, 2005, we completed a private offering of the old notes, which consist of $350 million aggregate principal amount of our 5.25% Notes due 2015. In connection with the private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the old notes.

The exchange offer

We are offering to exchange $1,000 principal amount of our registered 5.25% Notes due 2015 and the related guarantee of Regency, our general partner, which we refer to as the “new notes,” for each $1,000 principal amount of our unregistered 5.25% Notes due 2015 and the related guarantee of Regency, which we refer to as the “old notes”.

We sometimes refer to the new notes and the old notes together as the “notes”. We have $350 million aggregate principal amount of old notes outstanding. The terms of the new notes are identical in all material respects to the terms of the old notes, except that the transfer restrictions and the registration rights and related additional interest provisions applicable to the old notes will not apply to the new notes.

Old notes may be tendered only in $1,000 increments. Subject to the satisfaction or waiver of specified conditions, we will exchange the new notes for all old notes that are validly tendered and not withdrawn on or before the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer”.

Upon completion of the exchange offer, there may not be any market for the old notes and you may have difficulty selling them. See “Risk Factors”. If you fail to exchange properly your old notes for new notes, you will continue to hold old notes subject to transfer restrictions.

Expiration date

The exchange offer will expire at 5:00 p.m., New York City time, on November 1, 2005 unless we extend it. In that case, the phrase “expiration date” will mean the latest date and time to which we extend the exchange offer. We expect that the expiration date will not be later than November 15, 2005.

Procedures for the exchange offer	If you wish to participate in the exchange offer, you must:

•	complete, sign and date an original or faxed letter of transmittal in accordance with the instructions in the letter of transmittal accompanying this prospectus and mail, fax or deliver the letter of transmittal and any other required documentation to Wachovia Bank, National Association, which is acting as the exchange agent for the exchange offer, to the exchange agent’s address that appears on the letter of transmittal; and

•	arrange for The Depository Trust Company, which we refer to as DTC, to transmit required information to the exchange agent in connection with a book-entry transfer.

See “The Exchange Offer—Procedures for Tendering Old Notes”.

Guaranteed delivery procedures	If you wish to exchange your old notes and:

•	you cannot send the required documents to the exchange agent by the expiration date of the exchange offer, or

•	you cannot complete the procedure for book-entry transfer on time,

then you must follow the procedures described under “The Exchange Offer—Guaranteed Delivery Procedures”.

Procedures for certain beneficial owners

If your old notes are held through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact your intermediary promptly and instruct the nominee to tender the old notes on your behalf.

Consequences of your failure to exchange your old notes

Old notes that are not exchanged in the exchange offer will continue to be subject to restrictions on transfer. In general, you may offer or sell your old notes only if they are registered under, or offered or sold under an exemption from registration under, the Securities Act of 1933, which we refer to as the Securities Act, and applicable state securities laws. We do not currently intend to register the resale of the old notes under the Securities Act, and following completion of the exchange offer, we will not be required to register any old notes under the Securities Act that remain outstanding. If your old notes are not tendered and accepted in the exchange offer, it may become more difficult for you to sell or transfer your old notes. Interest on any old notes that are not tendered for exchange in the exchange offer will continue to accrue at a rate equal to 5.25% per year.

Consequences of exchanging your old notes	Based on interpretations of the staff of the SEC, we believe that you will be allowed to resell the new notes that we issue in the exchange offer if:

•	you are acquiring the new notes in the ordinary course of your business;

•	you are not participating in and do not intend to participate in a distribution of the new notes;

•	you have no arrangement or understanding with any person to participate in a distribution of the new notes; and

•	you are not one of our “affiliates,” as defined in Rule 405 under the Securities Act.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution” for a description of the prospectus delivery obligations of broker-dealers in the exchange offer.

Conditions

The only condition to the exchange offer is that it does not violate applicable laws or regulations. The exchange offer applies to any and all old notes validly tendered by the expiration date. See “The Exchange Offer—Conditions of the Exchange Offer”.

Withdrawal rights	You may withdraw the tender of your old notes at any time prior to the expiration date. See “The Exchange Offer—Withdrawal of Tenders”.

Acceptance of your old notes and delivery of the new notes

We will accept for exchange any and all old notes that are surrendered in the exchange offer on or before the expiration date if you comply with the procedures of the offer. The new notes will be delivered on the earliest practicable date after the expiration date.

Appraisal rights	You will not be entitled to any appraisal or dissenters’ rights nor any other right to seek monetary damages in court in connection with the exchange offer.

U.S. federal income tax consequences

The exchange of the old notes for new notes in the exchange offer generally will not be a taxable exchange for federal income tax purposes. See “Certain United States Federal Income Tax Considerations” for a summary of United States federal tax consequences associated with the exchange of the old notes for new notes and the ownership and disposition of new notes.

Exchange agent

Wachovia Bank, National Association, is serving as the exchange agent in connection with the exchange offer. Wachovia Bank, National Association, also serves as the trustee under the indenture that governs the notes.

Summary of the Terms of the New Notes

The following is a summary of the terms of the new notes. The terms of the new notes are identical in all material respects to the terms of the old notes, except that transfer restrictions and the registration rights and related additional interest provisions applicable to the old notes will not apply to the new notes. The new notes will evidence the same debt as the old notes. The new notes and the old notes will be governed by the same indenture.

Issuer

Regency Centers, L.P. We are a limited partnership which owns, operates and develops retail shopping centers throughout the United States. Our principal executive offices are located at 121 W. Forsyth Street, Suite 200, Jacksonville, Florida 32202, and our telephone number is (904) 598-7000.

New notes	$350,000,000 aggregate principal amount of 5.25% Notes due 2015.

Maturity date	August 1, 2015.

Interest payment dates	February 1 and August 1, commencing February 1, 2006.

Optional redemption

We may redeem some or all of the notes at our option at any time at a redemption price equal to the sum of (1) the principal amount of the notes being redeemed, plus accrued but unpaid interest on the portions being redeemed, plus (2) A Make-Whole Amount described in “Description of the New Notes—Optional Redemption”.

Guarantee	Our general partner, Regency Centers Corporation, which has guaranteed the old notes, will guarantee the new notes.

Ranking

The new notes will be our senior unsecured obligations and will rank pari passu with each other and with our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to our secured indebtedness and to the secured and unsecured indebtedness of our subsidiaries.

Restrictive covenants	The indenture governing the notes contains covenants which limit our ability and that of our subsidiaries to:

•	incur additional secured or unsecured debt;

•	create liens on assets; or

•	engage in certain business combinations.

These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of the New Notes—Covenants”.

Trustee	Wachovia Bank, National Association.

RISK FACTORS

The following contains a description of the material risks involved in an investment in the notes.

Risk Factors Related to Our Industry and Real Estate Investments

Our revenues and cash flow could be adversely affected by poor market conditions where properties are geographically concentrated.

Our performance depends on the economic conditions in markets in which our properties are concentrated, including California, Florida, Texas, Virginia, Georgia, Illinois, Colorado and Maryland. Our revenues and cash flow could be adversely affected by this geographic concentration if market conditions, such as an oversupply of space or a reduction in demand for real estate, in these areas become more competitive relative to other geographic areas. Reduced cash flow could adversely affect our ability to repay the notes.

Loss of revenues from major tenants could reduce our future cash flow.

We derive significant revenues from anchor tenants such as Kroger, Publix, Safeway, and Albertsons that occupy more than one center. Our cash flow could be adversely affected by the loss of revenues in the event a major tenant:

•	files for bankruptcy or insolvency;

•	experiences a downturn in its business;

•	materially defaults on its lease;

•	does not renew its leases as they expire; or

•	renews at lower rental rates.

Vacated anchor space, including space owned by the anchor, can reduce rental revenues generated by the shopping center because of the loss of the departed anchor tenant’s customer drawing power. Most anchors have the right to vacate and prevent retenanting by paying rent for the balance of the lease term. If major tenants vacate a property, then other tenants may be entitled to terminate their leases at the property.

Downturns in the retailing industry likely will have a direct impact on our revenues and cash flow.

Our properties consist of grocery-anchored shopping centers. Our performance therefore is linked to economic conditions in the market for retail space generally. The market for retail space has been or could be adversely affected by any of the following:

•	weakness in the national, regional and local economies;

•	consequences of any armed conflict involving, or terrorist attack against, the United States;

•	the adverse financial condition of some large retailing companies;

•	the ongoing consolidation in the retail sector;

•	the growth of super-centers, such as those operated by Wal-Mart;

•	the excess amount of retail space in a number of markets;

•	increasing consumer purchases through catalogues or the Internet;

•	reduction in the demand for tenants to occupy our shopping centers as a result of the Internet and e-commerce;

•	the timing and costs associated with property improvements and rentals;

•	changes in taxation and zoning laws; and

•	adverse government regulation.

To the extent that any of these conditions occur, they are likely to impact market rents for retail space and our cash flow.

Unsuccessful development activities could reduce our cash flow.

We actively pursue development activities as opportunities arise. Development activities require various government and other approvals. We may not recover our investment in development projects for which approvals are not received. We incur risks associated with development activities, including:

•	the risk that we may abandon development opportunities and lose our investment in these developments;

•	the risk that construction costs of a project may exceed original estimates, possibly making the project unprofitable;

•	lack of cash flow during the construction period; and

•	the risk that occupancy rates and rents at a completed project will not be sufficient to make the project profitable.

If we sustain material losses due to an unsuccessful development project, our cash flow will be reduced.

We may encounter difficulties in assimilating the First Washington portfolio.

On June 1, 2005, together with our joint venture partner Macquarie, we closed the acquisition of 100 retail centers totaling approximately 12.8 million square feet located throughout 17 states and the District of Columbia from a joint venture between the California Public Employees Retirement System, or CalPERS, and an affiliate of First Washington. The First Washington portfolio is a large acquisition. Although our ownership share of the portfolio is 35%, we will be responsible for managing the entire portfolio once First Washington ends its transitional management and leasing services, which are expected to end on or before June 1, 2007. Adding 100 properties to the portfolio we manage, which now consists of 383 properties (including properties held through joint ventures) as of June 30, 2005, has required us to hire additional personnel. The purchase agreement did not require us to acquire any First Washington offices, personnel or other infrastructure. We may encounter difficulties in integrating such a large portfolio with our existing systems and personnel, which could result in additional expense and adversely affect our cash flow.

Uninsured loss may adversely affect our cash flow.

We carry comprehensive liability, fire, flood, extended coverage and rental loss insurance for our properties with policy specifications and insured limits customarily carried for similar properties. We believe that the insurance carried on our properties is adequate in accordance with industry standards. There are, however, some types of losses, such as from hurricanes, terrorism, wars or earthquakes, which may be uninsurable, or the cost of insuring against such losses may not be economically justifiable. If an uninsured loss occurs, we could lose both the invested capital in and anticipated revenues from the property, and would still be obligated to repay any recourse mortgage debt on the property. In that event, our cash flow could be reduced.

We face competition from numerous sources.

The ownership of shopping centers is highly fragmented, with less than 10% owned by real estate investment trusts. We face competition from other real estate investment trusts as well as from numerous small owners in the acquisition, ownership and leasing of shopping centers. We compete to develop shopping centers with other real estate investment trusts engaged in development activities as well as with local, regional and national real estate developers.

We compete in the acquisition of properties through proprietary research that identifies opportunities in markets with high barriers to entry and higher-than-average population growth and household income. We seek to maximize rents per square foot by establishing relationships with supermarket chains that are first or second in their markets and leasing non-anchor space in multiple centers to national or regional tenants. We compete to develop properties by applying our proprietary research methods to identify development and leasing opportunities and by pre-leasing a significant portion of a center before beginning construction.

There can be no assurance, however, that other real estate owners or developers will not utilize similar research methods and target the same markets and anchor tenants that we target. These entities may successfully control these markets and tenants to our exclusion. If we cannot successfully compete in our targeted markets, our cash flow may be adversely affected.

Costs of environmental remediation could reduce our cash flow.

Under various federal, state and local laws, an owner or manager of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on the property. These laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence of hazardous or toxic substances. The cost of any required remediation could exceed the value of the property and/or the aggregate assets of the owner.

The presence of, or the failure to properly remediate, hazardous or toxic substances may adversely affect our ability to sell or rent a contaminated property or to borrow using the property as collateral. Any of these developments could reduce cash.

Risk Factors Related to Our Acquisition Structure

We do not have voting control over our joint venture investments, so we are unable to ensure that our objectives will be pursued.

We have invested as a co-venturer or partner in the acquisition or development of properties. These investments involve risks not present in a wholly-owned project. We do not have voting control over the ventures or partnerships. The co-venturer or partner might (1) have interests or goals that are inconsistent with our interests or goals or (2) otherwise impede our objectives. The co-venturer or partner also might become insolvent or bankrupt.

Our partnership structure may limit our flexibility to manage our assets.

We are our general partner’s property-owning vehicle. From time to time, we acquire properties in exchange for limited partnership interests. This acquisition structure may permit limited partners who contribute properties to us to defer some, if not all, of the income tax liability that they would incur if they sold the property.

Properties contributed to us may have unrealized gain attributable to the difference between the fair market value and adjusted tax basis in the properties prior to contribution. As a result, the sale of these properties could cause adverse tax consequences to the limited partners who contributed them.

Generally, we have no obligation to consider the tax consequences of our actions to any limited partner. However, we may acquire properties in the future subject to material restrictions on refinancing or resale designed to minimize the adverse tax consequences to the limited partners who contribute those properties. These restrictions could significantly reduce our flexibility to manage our assets by preventing us from reducing mortgage debt or selling a property when such a transaction might be in our best interest in order to reduce interest costs or dispose of an under-performing property.

Risk Factors Related to Our Degree of Leverage and Capital Structure

Our debt financing may reduce our cash flow.

We do not expect to generate sufficient funds from operations to make balloon principal payments when due on our debt. If we are unable to refinance our debt on acceptable terms, we might be forced (1) to dispose of properties, which might result in losses, or (2) to obtain financing at unfavorable terms. Either could reduce our cash flow. In addition, if we cannot make required mortgage payments, the mortgagee could foreclose on the property securing the mortgage, causing the loss of cash flow from that property to meet obligations. Substantially all of our debt is cross-defaulted, but not cross-collateralized.

Our line of credit imposes covenants which limit our flexibility in obtaining other financing, such as a prohibition on negative pledge agreements.

The additional debt we incurred to fund our portion of the acquisition of the First Washington portfolio has resulted in an increase in our debt-to-equity ratio and the ratio of our debt-to-total assets, which has required us to obtain the consent of our lenders. While we may not be able to do so, we intend to reduce our debt ratios through our capital recycling program, in which we sell properties that no longer meet our long-term investment criteria. A failure to reduce our ratios could require us to seek an extension and an event of default could occur if we do not obtain that extension. In addition, the rating agencies could decide to lower our debt ratings.

Our organizational documents do not limit the amount of debt that we may incur. The degree to which we are leveraged could have important consequences to you, including the following:

•	leverage could affect our ability to obtain additional financing in the future to repay indebtedness or for working capital, capital expenditures, acquisitions, development or other general corporate purposes;

•	leverage could make us more vulnerable to a downturn in our business or the economy generally; and

•	as a result, our leverage could adversely affect our ability to repay the notes.

We depend on external sources of capital, which may not be available.

To qualify as a REIT, our general partner must, among other things, distribute to its stockholders each year at least 90% of its REIT taxable income (excluding any net capital gains). Because of these distribution requirements, it likely will not be able to fund all future capital needs, including capital for acquisitions, with income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market’s perception of our growth potential and our current and potential future earnings. Moreover, additional debt financing may substantially increase our degree of leverage.

Risk Factors Related to Interest Rates and Subordination of the Notes

Increased interest rates may reduce our cash flow.

We are obligated on floating rate debt. If we do not eliminate our exposure to increases in interest rates through interest rate protection or cap agreements, these increases may reduce cash flow.

Although swap agreements enable us to convert floating rate debt to fixed rate debt and cap agreements enable us to cap our maximum interest rate, they expose us to the risk that the counterparties to these hedge agreements may not perform, which could increase our exposure to rising interest rates. If we enter into swap agreements, decreases in interest rates will increase our interest expense as compared to the underlying floating rate debt. This could result in our making payments to unwind these agreements, such as in connection with a prepayment of the floating rate debt. Cap agreements do not protect us from increases up to the capped rate.

Effective subordination of the notes may reduce amounts available for payment of the notes.

The notes will be unsecured. The holders of secured debt may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of secured debt also would have priority over unsecured creditors in the event of our liquidation. The indenture for the notes permits us to enter into additional mortgages and incur secured debt if the conditions specified in the indenture are met. See “Description of the Notes—Covenants”. In the event of our bankruptcy, liquidation or similar proceeding, the holders of secured debt will be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to our secured debt.

The guarantee of the notes by our general partner is an unsecured obligation of our general partner which:

(1) ranks equally with our general partner’s other unsecured and unsubordinated debt; and

(2) would be effectively subordinated to the secured debt of our general partner and to the claims of creditors of our general partner’s subsidiaries or joint ventures.

Risk Factors Related to Actions by Our General Partner

A highly leveraged transaction or change in control may adversely affect the creditworthiness of the notes.

The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or our general partner. However, the indenture does not contain provisions which protect holders of notes against adverse effects of a change in control, such as the sale of the stock of our general partner or the election of its directors. There can be no assurance that we or our general partner will not enter into this type of transaction and adversely affect our ability to meet our obligations under the notes or our general partner’s obligation under the guarantee.

Moreover, a significant corporate transaction such as an acquisition which complies with the indenture provisions could adversely affect the creditworthiness of the notes.

Tax-driven actions by our general partner may reduce the creditworthiness of the notes.

We must rely on our general partner to manage our affairs and business. In addition to the risks described above that relate to us, our general partner is subject to other risks that may affect its financial condition. These risks include adverse consequences if our general partner fails to qualify as a real estate investment trust for federal income tax purposes. Our general partner could cause us to take actions which help maintain its qualification as a real estate investment trust even though these actions may adversely affect the creditworthiness of the notes. For example, our general partner could cause us to incur debt to enable it to fulfill the shareholder distribution requirements necessary to maintain its real estate investment trust qualification. If our general partner fails to qualify as a real estate investment trust, the adverse tax consequences could also reduce its ability to satisfy its obligations under the guarantee.

Other Risks Related to the Notes

There is no established trading market for the notes.

We cannot assure you that an active trading market will develop for the notes. If markets for the notes do not develop, you may not be able to resell your notes for an extended period of time, if at all. Consequently, your lenders may be reluctant to accept the notes as collateral for loans. In addition, in response to prevailing interest rates and market conditions generally or other factors referred to under “Forward-Looking Information”, the notes could trade at a price lower than the price you paid.

Risks Relating to the Exchange Offer

If you fail to exchange properly your old notes for new notes, you will continue to hold notes subject to transfer restrictions.

We will only issue new notes in exchange for old notes that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes set forth under “The Exchange Offer—Procedures for Tendering Old Notes” and in the letter of transmittal that you receive with this prospectus. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of old notes.

If you do not exchange your old notes for new notes in the exchange offer, the old notes you hold will continue to be subject to the existing transfer restrictions, including that:

•	the old notes may only be sold within the United States to qualified institutional buyers;

•	the old notes may be sold outside the United States only to non-U.S. persons in reliance on Regulation S under the Securities Act;

•	we will not register the old notes under the Securities Act or any state or foreign securities laws.

Given the risks inherent in an investment in the old notes and the restrictions on transfer, you may have difficulty finding willing buyers for the old notes. Consequently, if you fail to properly exchange your old notes for new notes, you may not be able to liquidate your investment readily, and the old notes may not be readily accepted as collateral for loans.

REGENCY CENTERS, L.P. AND OUR GENERAL PARTNER

We are a limited partnership which owns, operates and develops retail shopping centers throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of the new notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange. Our general partner owned approximately 98% of our common partnership interests as of June 30, 2005.

Our general partner is also a guarantor of our:

•	$500 million unsecured line of credit,

•	$275 million bridge loan due March 1, 2006,

•	$50 million 7.75% notes due April 1, 2009,

•	$150 million 8.45% notes due September 1, 2010,

•	$10 million 8.00% notes due December 15, 2010,

•	$220 million 7.95% notes due January 15, 2011,

•	$20 million 7.25% notes due December 12, 2011,

•	$250 million 6.75% notes due January 15, 2012, and

•	$150 million 4.95% notes due April 15, 2014.

RECENT DEVELOPMENTS

Portfolio Acquired Through New Joint Venture

On June 1, 2005, together with our joint venture partner Macquarie, we closed the acquisition of 100 retail centers totaling approximately 12.8 million square feet located throughout 17 states and the District of Columbia from a joint venture between CalPERS and an affiliate of First Washington. The purchase price was approximately $2.68 billion, including the assumption of approximately $68.6 million of mortgage debt. The transaction included the purchase of the equity interests owned by CalPERS and First Washington in three entities that directly or indirectly owned the properties. We did not acquire the Edgewater Commons property in New Jersey, which originally was to be part of the transaction, because the 50% joint owner of the property exercised its right to acquire it under a buy-sell agreement.

The First Washington portfolio is approximately 96% leased. Approximately 48% of the centers are located in the metropolitan Washington, D.C. and Baltimore areas and in northern and southern California. Approximately 83% of the centers are grocery-anchored, with nearly 80% of the grocery anchors ranked in the top three in terms of market share in the Metropolitan Statistical Areas where the centers are located. The following table sets forth additional information about the portfolio:

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
California properties:
Brea Marketplace	Los Angeles	298,193	Toys “R” Us
Granada Village Shopping Center	Los Angeles	224,725	Ralphs
Laguna Niguel Plaza	Los Angeles	42,124	Albertson’s
Lake Forest Village	Los Angeles	119,706	Albertson’s
Silverado Plaza	Napa	84,916	Nob Hill Foods
Twin Oaks Shopping Center	Oxnard	98,399	Ralphs
Auburn Village	Sacramento	133,944	Bel Air Market
Stanford Ranch Village	Sacramento	89,874	Bel Air Market
Navajo Shopping Center	San Diego	102,138	Albertson’s
Point Loma Plaza	San Diego	212,905	Vons
Rancho San Diego Village	San Diego	152,895	Vons
Bayhill Shopping Center	San Francisco	121,846	Mollie Stone’s Market
Pleasant Hill Shopping Center	San Francisco	233,678	Target
Ygnacio Plaza	San Francisco	109,429	Albertson’s
Mariposa Shopping Center	San Jose	126,658	Safeway
Snell & Branham Plaza	San Jose	99,349	Safeway
Five Points Shopping Center	Santa Barbara	144,553	Albertson’s

California subtotal		2,395,332

Colorado properties:
Arapahoe Village	Boulder	159,237	Safeway
Applewood Shopping Center	Denver	375,622	King Soopers
Cherrywood Square Shopping Center	Denver	86,161	King Soopers
Ralston Square Shopping Center	Denver	82,750	King Soopers

Colorado subtotal		703,770

Connecticut property:
Corbin’s Corner	Hartford	177,207	Toys “R” Us

Connecticut subtotal		177,207

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
Delaware properties:
First State Plaza	Philadelphia	164,576	Shop Rite
Newark Shopping Center	Philadelphia	184,017	Dollar Express
Shoppes of Graylyn	Philadelphia	66,676	Rite Aid

Delaware subtotal		415,269

District of Columbia property:
Spring Valley Shopping Center	Washington, D.C.	16,834	CVS/pharmacy

District of Columbia subtotal		16,834

Florida property:
Village Commons	Miami	169,053	Publix

Florida subtotal		169,053

Illinois properties:
Brentwood Commons	Chicago	125,585	Dominick’s
Civic Center Plaza	Chicago	265,015	Dominick’s
Mallard Creek Shopping Center	Chicago	143,574	Dominick’s
McHenry Commons Shopping Center	Chicago	100,526	Dominick’s
Riverside Square & River’s Edge Plaza	Chicago	169,437	Dominick’s
Riverview Plaza	Chicago	139,262	Dominick’s
Stonebrook Plaza Shopping Center	Chicago	95,826	Dominick’s
The Oaks Shopping Center	Chicago	135,084	Dominick’s

Illinois subtotal		1,174,309

Indiana properties:
Willow Lake Shopping Center	Indianapolis	85,923	Kroger
Willow Lake West Shopping Center	Indianapolis	52,961	Trader Joe’s

Indiana subtotal		138,884

Maryland properties:
Elkridge Corners Shopping Center	Baltimore	73,529	Super Fresh
Festival at Woodholme	Baltimore	81,027	Balducci’s
Northway Shopping Center	Baltimore	98,016	Shoppers Food Warehouse
Parkville Shopping Center	Baltimore	162,433	Super Fresh
Southside Marketplace	Baltimore	125,147	Shoppers Food Warehouse
Valley Centre	Baltimore	252,314	T.J. Maxx
Bowie Plaza	Washington, D.C.	104,037	Giant Food
Clinton Square Shopping Center	Washington, D.C.	18,961	N/A
Cloppers Mill Village Shopping Center	Washington, D.C.	137,035	Shopper’s Club
Firstfield Shopping Center	Washington, D.C.	22,328	N/A
Goshen Plaza	Washington, D.C.	45,654	CVS/pharmacy
Mitchellville Plaza	Washington, D.C.	156,124	Food Lion
Penn Station Shopping Center	Washington, D.C.	244,816	Safeway
Rosecroft Shopping Center	Washington, D.C.	119,010	Food Lion
Takoma Park Shopping Center	Washington, D.C.	108,168	Shoppers Food Warehouse
Watkins Park Plaza	Washington, D.C.	113,443	Safeway
Woodmoor Shopping Center	Washington, D.C.	65,791	CVS/pharmacy

Maryland subtotal		1,927,833

Minnesota properties:
Colonial Square	Minneapolis-St. Paul	93,200	Lunds
Rockford Road Plaza	Minneapolis-St. Paul	207,897	Rainbow Foods

Minnesota subtotal		301,097

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
New Jersey properties:
Plaza Square	New York	103,842	Shop Rite
Westmont Shopping Center	Philadelphia	52,640	Acme Market

New Jersey subtotal		156,482

North Carolina property:
Shoppes of Kildaire	Raleigh	148,204	Winn-Dixie

North Carolina subtotal		148,204

Oregon property:
Greenway Town Center	Portland	93,100	Lambs Thriftway

Oregon subtotal		93,100

Pennsylvania properties:
Allen Street Shopping Center	Allentown	46,420	Ahart’s Market
Stefko Boulevard Shopping Center	Allentown	133,824	Valley Farm Market
City Avenue Shopping Center	Philadelphia	156,722	Ross Dress for Less
Mayfair Shopping Center	Philadelphia	112,275	Shop ‘N Bag
Mercer Square Shopping Center	Philadelphia	91,400	Genuardi’s
Newtown Square Shopping Center	Philadelphia	146,893	Acme Market
Towamencin Village Square	Philadelphia	122,916	Genuardi’s
Warwick Square Shopping Center	Philadelphia	93,269	Genuardi’s
Kenhorst Plaza	Reading	161,424	Redner’s
Colonial Square	York	28,640	Minnich’s Pharmacy

Pennsylvania subtotal		1,093,783

Texas properties:
First Colony Marketplace	Houston	111,675	Randalls
Memorial Collection Shopping Center	Houston	103,382	Randalls
Weslayan Plaza East & West Shopping Center	Houston	357,250	Randalls
Westheimer Marketplace	Houston	135,936	Randalls
Woodway Collection	Houston	111,005	Randalls

Texas subtotal		819,248

Virginia properties:
Gayton Crossing	Richmond	156,915	Ukrop’s
Glen Lea Centre	Richmond	78,493	Winn-Dixie
Hanover Village Shopping Center	Richmond	96,146	Rack ‘n Sack
Laburnum Park Shopping Center	Richmond	64,993	Ukrop’s
Laburnum Square Shopping Center	Richmond	109,405	Kroger
Village Shopping Center	Richmond	111,177	Ukrop’s
601 King Street	Washington, D.C.	8,499	N/A
Ashburn Farm Village Center	Washington, D.C.	88,917	Shoppers Food Warehouse
Brafferton Center	Washington, D.C.	94,731	Giant Food
Centre Ridge Marketplace	Washington, D.C.	104,154	Shoppers Food Warehouse
Festival at Manchester Lakes	Washington, D.C.	165,568	Shoppers Food Warehouse
Fox Mill Shopping Center	Washington, D.C.	103,269	Giant Food
Greenbriar Town Center	Washington, D.C.	345,935	Giant Food
Kamp Washington Shopping Center	Washington, D.C.	71,825	Borders Books
Kings Park Shopping Center	Washington, D.C.	77,202	Giant Food

Property	Metropolitan Statistical Area	Gross Leasable Area	Anchor
Saratoga Shopping Center	Washington, D.C.	101,588	Giant Food
Town Center at Sterling Shopping Center	Washington, D.C.	190,069	Giant Food
Willston Centre I	Washington, D.C.	105,376	CVS/pharmacy
Willston Centre II	Washington, D.C.	127,449	Safeway

Virginia subtotal		2,201,711

Washington properties:
Aurora Marketplace	Seattle	106,921	Safeway
Eastgate Plaza	Seattle	78,230	Albertson’s
Overlake Fashion Plaza	Seattle	80,555	Marshalls

Washington subtotal		265,706

Wisconsin properties:
Cudahy Center Shopping Center	Milwaukee	103,254	Pick ’n Save
Racine Centre Shopping Center	Milwaukee	135,827	Piggly Wiggly
Whitnall Square Shopping Center	Milwaukee	133,301	Pick ’n Save

Wisconsin subtotal		372,382

Total		12,570,204

First Washington will continue to serve as property manager for the properties located in the mid-Atlantic and northeastern United States for up to 24 months from closing. The property management agreement may be terminated by the joint venture without cause after December 1, 2005 on 90 days’ notice and by First Washington without cause at any time on 30 days’ notice.

Joint Venture Funding

We own 35% of the new joint venture that acquired the First Washington portfolio. The joint venture funded the acquisition through new equity and debt financing as well as the assumption of existing debt. We funded our 35% equity interest, which totaled approximately $400 million, through our line of credit and approximately $275 million of bridge financing from Wells Fargo Bank, N.A.

The joint venture, which intends to maintain a leverage ratio of approximately 60%, entered into a 270-day, $1.415 billion revolving bridge loan facility from Wachovia Bank, National Association and JPMorgan Chase Bank, N.A. The joint venture intends to repay the bridge loan by refinancing a majority of First Washington’s existing mortgages with fixed rate mortgage loans within the first six months after closing. The revolving bridge loan facility bears interest at 35 basis points over LIBOR, increasing to 75 basis points over LIBOR after 210 days. The maximum amount available under the facility decreases to $800 million 120 days after closing and to $450 million 180 days after closing. As of June 30, 2005, the joint venture refinanced 70 First Washington properties with fixed rate mortgage loans and has repaid $808.4 million of the $1.2 billion drawn under the facility.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into relating to the old notes. We will not receive any proceeds from the exchange offer. You will receive, in exchange for old notes tendered by you in the exchange offer, new notes in like principal amount. The old notes surrendered in exchange for the new notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the new notes will not result in any increase of our outstanding debt.

We received approximately $347.1 million of net proceeds from the sale of the old notes. We used the net proceeds from the sale of the old notes to reduce borrowings under our $275 million bridge loan and our unsecured line of credit.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	For the three months ended March 31,		For the year ended December 31,
	2005	2004	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges(1)	2.2	2.2	2.2	1.9	1.5	1.5	1.5

(1)	The consolidated ratio of earnings to fixed charges is computed by dividing earnings by the sum of fixed charges and preferred stock dividends. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on our preferred units and Regency Centers Corporation’s preferred stock. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (i) capitalized interest, (ii) dividends paid on preferred stock and preferred units and (iii) equity in income of investments in real estate partnerships.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We sold the old notes on July 18, 2005 in a transaction exempt from registration under the Securities Act to the following initial purchasers:

•	JP Morgan

•	Wachovia Securities

•	Wells Fargo Securities

•	PNC Capital Markets, Inc.

•	SunTrust Robinson Humphrey

•	Commerzbnak Corporates and Market

•	ING Financial Markets

•	Piper Jaffray

These initial purchasers resold the old notes to:

•	“qualified institutional buyers,” as defined in Rule 144A under the Securities Act, in reliance on Rule 144A; and

•	to non-U.S. persons in offshore transactions under Regulation S under the Securities Act.

As a condition to the initial sale of the old notes, we and the guarantor entered into a registration rights agreement with the initial purchasers. In the registration rights agreement, we and the guarantor agreed, at our cost, to:

•	file with the SEC by September 16, 2005 a registration statement under the Securities Act for the issuance of the new notes in an exchange offer;

•	use our reasonable best efforts to cause the registration statement to become effective under the Securities Act as soon as practicable after we file it;

•	begin the exchange offer promptly after the registration statement becomes effective; and

•	keep the exchange offer open for not less than 30 days after the date notice of the exchange offer is mailed to the holders of the old notes (or longer if required by applicable law).

A copy of the registration rights agreement is filed as an exhibit to the registration statement of which this prospectus is a part. The filing of the registration statement is intended to satisfy some of our obligations under the registration rights agreement.

We are offering to issue and exchange the new notes for all old notes validly tendered and not validly withdrawn before the expiration of the exchange offer. We are sending this prospectus, together with the letter of transmittal, to all the beneficial holders known to us. For each old note validly tendered to us pursuant to the exchange offer and not validly withdrawn, the holder will receive a new note having a principal amount equal to that of the tendered old note.

Shelf Registration Statement

We and the guarantor will file a shelf registration statement with the SEC if:

(1) applicable law or SEC policy does not permit the exchange offer,

(2) the exchange offer is not completed by January 14, 2006, or

(3) the holder so requests with 60 days after completion of the exchange offer with respect to any new notes held by it following completion of the exchange offer which may not be sold without restriction under state and federal securities laws.

The shelf registration statement will register the old notes for public resale. We will use our reasonable best efforts to cause the shelf registration statement, if applicable, to become effective and to keep the shelf registration statement effective until July 18, 2007.

Liquidated Damages

We will have to pay a higher annual interest rate on the note if:

•	either the exchange offer registration statement or the shelf registration statement is not declared effective by the SEC by January 14, 2006,

•	the exchange offer is not consummated, or if applicable, the shelf registration statement is not declared effective by the SEC by March 15, 2006,

•	the exchange offer is not consummated within 30 business days after the effective date of the registration statement of which this prospectus is a part, or

•	after the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective by the SEC that registration statement ceases to be effective or usable (subject to certain exceptions).

Each of these events is termed a “registration default”. The rate of additional interest will increase by 0.25% for the first 90 days after the date the registration default occurs, increasing thereafter by an additional 0.25% regardless of the number of registration defaults until all registration defaults have been cured. In no event can the rate of additional interest exceed 0.50% per annum regardless of the number of registration defaults.

Terms of the Exchange Offer

Based on the terms and conditions in this prospectus and in the letter of transmittal, we will accept any and all old notes validly tendered and not validly withdrawn on or before the expiration date. The exchange offer does not depend on any minimum aggregate principal amount of old notes being tendered for exchange. As of the date of this prospectus, $350 million in aggregate principal amount of the old notes is outstanding, all of which is registered in the name of Cede & Co., as nominee for The Depository Trust Company, or DTC.

Denominations. We will issue $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes validly tendered pursuant to the exchange offer and not withdrawn on or before the expiration date. Old notes may be tendered only in integral multiples of $1,000.

Form and Terms of New Notes. The form and terms of the new notes are the same as the form and terms of the old notes except that:

•	the new notes will have a different CUSIP number from the old notes;

•	the new notes will be registered under the Securities Act and will not bear legends restricting the transfer of the new notes;

•	holders of the new notes will not be entitled to any of the exchange offer provisions under the registration rights agreement, which rights will terminate upon the completion of the exchange offer; and

•	the new notes will not have the right to earn additional interest under circumstances relating to our registration obligations.

The new notes will evidence the same indebtedness as the old notes that they replace, and will be issued under, and be entitled to the benefits of, the same indenture that authorized the issuance of the old notes. As a result, both series of notes will be treated as a single class of debt securities under the indenture.

No Appraisal or Dissenters’ Rights. In connection with the exchange offer, neither the Florida Business Corporation Act nor the indenture governing the notes gives you any appraisal or dissenters’ rights nor any other right to seek monetary damages in court. We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement and the applicable requirements of the Exchange Act and SEC rules and regulations. Old notes that are not tendered for exchange in the exchange offer will remain outstanding, and interest on these notes will continue to accrue at the rate of 5.25% per year.

Acceptance of Tenders. For all relevant purposes, we will be deemed to have accepted validly tendered old notes if and when we give oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders of old notes for the purpose of receiving the new notes from us. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

If you validly tender old notes in the exchange offer, you will not be required to pay brokerage commissions or fees. In addition, subject to the instructions in the letter of transmittal, you will not have to pay transfer taxes for the exchange of old notes. We will pay all charges and expenses, other than certain applicable taxes described under “—Fees and Expenses”.

Expiration Date; Extensions; Amendments

The “expiration date” is 5:00 p.m., New York City time on November 1, 2005 unless we extend the exchange offer, in which case the expiration date is the latest date and time to which we extend the exchange offer. We will promptly notify the exchange agent of any extension by oral or written notice.

We reserve the right:

•	to delay accepting any old notes;

•	to amend the terms of the exchange offer in any manner in compliance with the provisions of the Exchange Act;

•	to extend the exchange offer; or

•	to terminate the exchange offer and refuse to accept any old notes not previously tendered if any condition described below under “The Exchange Offer—Conditions of the Exchange Offer” has occurred and we have not waived it.

In the event of any delay in acceptance, extension, termination or amendment, as soon as practicable we will issue a press release or other public announcement.

If we amend the exchange offer in a manner determined by us to constitute a material change, we will promptly disclose that amendment by means of a prospectus supplement or post-effective amendment that will be distributed to the holders of the old notes. We will also extend the exchange offer for a period of time that we will determine, depending upon the significance of the amendment and the manner of disclosure to the holders, if the exchange offer would have otherwise expired.

Interest on the New Notes

The new notes will accrue interest on the same terms as the old notes at the rate of 5.25% per year from July 18, 2005, payable semi-annually in arrears on February 1 and July 1 of each year, commencing February 1, 2006. Old notes accepted for exchange will not receive accrued interest at the time of exchange. However, each new note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from July 18, 2005.

Resale of the New Notes

We believe that you will be allowed to resell the new notes to the public without registration under the Securities Act, and without delivering a prospectus that satisfies the requirements of Section 10 of the Securities Act, if you can make the representations set forth below under “—Procedures For Tendering Old Notes”. However, if:

•	you intend to participate in a distribution of the new notes,

•	are a broker-dealer that acquired the old notes from us in the initial offering with an intent to distribute those notes and not as a result of market-making activities, or

•	are an “affiliate” of us defined in Rule 405 of the Securities Act,

you will not be eligible to participate in the exchange offer and you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of your notes unless an exemption from registration is otherwise available.

We base our view on interpretations by the staff of the SEC in no-action letters to other issuers in exchange offers similar to ours. However, we have not asked the SEC to consider this particular exchange offer in the context of a no-action letter. Therefore, you cannot be certain that the SEC will treat it in the same way it has treated other exchange offers in the past. If our views are wrong, you could incur liability under the Securities Act. We will not protect you against any loss you incur as a result of that liability under the Securities Act.

A broker-dealer that has acquired old notes as a result of market-making or other trading activities must deliver a prospectus in order to resell any new notes it receives for its own account in the exchange offer. This prospectus may be used by such a broker-dealer to resell any of its new notes. We have agreed in the registration rights agreement to send this prospectus, as amended or supplemented, to any broker-dealer that requests copies for a period of up to 180 days after the exchange offer is completed. See “Plan of Distribution” for more information regarding broker-dealers.

Procedures For Tendering Old Notes

To tender your old notes in the exchange offer, you must deliver your old notes by using the book-entry transfer procedures described below. DTC authorizes its participants that hold old notes on behalf of beneficial owners of old notes through DTC to tender their old notes as if they were holders. To effect a tender of old notes, DTC participants should:

•	complete and sign the letter of transmittal or a manually signed facsimile of the letter,

•	have the signature on the letter of transmittal or facsimile of the letter of transmittal guaranteed if the instructions to the letter of transmittal so require,

•	mail or deliver the letter of transmittal, or the manually signed facsimile, to the exchange agent, and

•	transmit their acceptance to DTC through its automated tender offer program for which the transaction will be eligible and follow the procedure for book-entry transfer described below under “—Book-Entry Transfer”.

In order for the tender to be effective, the exchange agent must receive a completed letter of transmittal and all other required documents before 5:00 p.m., New York City time, on the expiration date.

You must follow all procedures to effect a valid tender. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

By tendering, you will make the representations described under the heading “—Representations on Tendering Old Notes”. In addition, each participating broker-dealer must acknowledge that it will deliver a prospectus in connection with any resale of the new notes. See “Plan of Distribution”.

Your tender and our acceptance of the tender will constitute the agreement between you and us set forth in this prospectus and in the letter of transmittal.

You have the sole risk of the method you choose to have the letter of transmittal and all other required documents delivered to the exchange agent.

As an alternative to delivery by mail, holders may wish to consider overnight or hand delivery service. In all cases, you should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or book-entry confirmation should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the above transactions on their behalf.

Beneficial Owners

If your old notes are registered in the name of a broker-dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder promptly and instruct it to tender on your behalf. See “Instructions to Registered Holder and/or Book-Entry Transfer Facility Participant from Beneficial Owner” included with the letter of transmittal.

Signatures on Letter of Transmittal

Generally, an eligible guarantor institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the old notes are tendered for the account of an eligible guarantor institution.

An “eligible guarantor institution” is:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.,

•	a commercial bank or trust company having an office or correspondent in the United States, or

•	an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal.

If trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity sign the letter of transmittal, these persons should so indicate when signing, and unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

Book-Entry Transfer

Within two business days after the date of this prospectus, the exchange agent will establish a new account or utilize an existing account with respect to the old notes at the DTC’s book-entry transfer facility for the purpose of facilitating the exchange offer. Subject to the establishment of the account, any financial institution that is a participant in DTC’s system may make book-entry delivery of old notes by causing DTC to transfer the old notes into the exchange agent’s account with respect to the old notes in accordance with DTC’s procedures. Although delivery of the old notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the exchange agent must receive an appropriate letter of transmittal properly completed and duly executed with any required signature guarantee and all other required documents, or an agent’s message at its address set forth in the letter of transmittal on or before the expiration date of the exchange offer, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

The term “agent’s message” means a message transmitted by DTC to, and received by, the exchange agent, which states that DTC has received an express acknowledgment from the participant in DTC tendering the old notes stating:

•	the aggregate principal amount of old notes which have been tendered by the participant,

•	that the participant has received, and agrees to be bound by, the terms of the letter of transmittal, and

•	that we may enforce the letter of transmittal against the participant.

Delivery of an agent’s message will also constitute an acknowledgement from the tendering DTC participant that the representations contained in the letter of transmittal and described below in this prospectus are true and correct.

Acceptance of Tendered Notes

We will determine, in our sole discretion, all questions as to the validity, form, acceptance, withdrawal and eligibility, including time of receipt, of tendered old notes. We reserve the absolute right:

•	to reject any and all old notes not properly tendered,

•	to reject any old notes if our acceptance would, in the opinion of our counsel, be unlawful, or

•	to waive any irregularities or conditions of tender as to particular old notes.

Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

Unless waived, you must cure any defects or irregularities in connection with tenders of old notes within a period of time that we will determine. Neither we, nor the exchange agent, nor any other person will be liable for failure to give notice of any defect or irregularity with respect to any tender of old notes. We will not deem a tender of an old note to have been made until the defects or irregularities have been cured or waived.

The exchange agent will return to the tendering holders, by crediting the appropriate account at the DTC, any old notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived, unless otherwise provided in the letter of transmittal, as soon as practicable after the exchange offer expires.

Representations on Tendering Old Notes

By surrendering old notes in the exchange offer, you will be telling us that, among other things:

•	you are acquiring the new notes in the exchange offer in the ordinary course of your business,

•	you are not an “affiliate”, as defined in Rule 405 under the Securities Act, of Regency Centers,

•	you are not participating, do not intend to participate and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you in the exchange offer,

•	you have full power and authority to tender, sell, assign and transfer the old notes tendered,

•	we will acquire good, marketable and unencumbered title to the old notes being tendered, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sale agreements or other obligations relating to their sale or transfer, and the old notes will not be subject to any adverse claim when we accept the old notes, and

•	you acknowledge and agree that if you are a broker-dealer registered under the Exchange Act or you are participating in the exchange offer for the purpose of distributing the new notes, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a resale of the new notes, and you cannot rely on the position of the SEC’s staff in its no-action letters.

If you are a broker-dealer and you will receive new notes for your own account in exchange for old notes that you acquired as a result of market-making activities or other trading activities, you will be required to acknowledge in the letter of transmittal that you will deliver a prospectus in connection with any resale of the new notes.

Guaranteed Delivery Procedures

If you wish to tender your old notes and:

•	you cannot deliver the letter of transmittal or any other required documents to the exchange agent before the expiration date, or

•	you cannot complete the procedure for book-entry transfer before the expiration date,

then you may participate in the exchange offer if:

(1)	the tender is made through an eligible institution,

(2)	before the expiration date, the exchange agent receives from the eligible guarantor institution a properly completed and duly executed notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, containing:

•	the name and address of the holder of the old notes and the principal amount of old notes tendered,

•	a statement that the tender is being made thereby, and

•	a guarantee that, within three business days after the expiration date, the letter of transmittal, a facsimile of the letter of transmittal, or an agent’s message, and a confirmation of book-entry transfer of the old notes into the exchange agent’s account at DTC, and any other documents required by the letter of transmittal will be deposited by the eligible guarantor institution with the exchange agent, and

(3)	the exchange agent receives, within three business days after the expiration date:

•	a properly completed and executed letter of transmittal or facsimile, or an agent’s message,

•	a confirmation of book-entry transfer of the old notes into the exchange agent’s account at the book-entry transfer facility, and

•	all other documents required by the letter of transmittal.

Withdrawal of Tenders

Except as otherwise provided in this document, you may withdraw your tender of old notes at any time before 5:00 p.m., New York City time, on the date the exchange offer expires.

To withdraw a tender of old notes, the exchange agent must receive a letter or facsimile notice of withdrawal at its address set forth below under “Exchange Agent” before 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person who deposited the old notes to be withdrawn,

•	identify the aggregate principal amount of old notes to be withdrawn and the name and number of the account at DTC to be credited, and

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the old notes were tendered, including any required signature guarantees.

We will make the final determination on all questions regarding the validity, form, eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any old notes validly withdrawn will be deemed not to have been tendered for purposes of the exchange offer, and no new notes will be issued unless the old notes so withdrawn are validly tendered again on or before the expiration date. Properly withdrawn old notes may be tendered again by following one of the procedures described above under “—Procedures for Tendering Old Notes” at any time on or before the expiration date.

Any old notes that are not accepted for exchange will be tendered by book-entry transfer, into an account for your benefit at DTC pursuant to the book-entry transfer procedures described above, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer.

Conditions of the Exchange Offer

Despite any other term of the exchange offer, or any extension of the exchange offer, we do not have to accept for exchange, or exchange new notes for, any old notes, and we may terminate the exchange offer before acceptance of the old notes, if in our reasonable judgment:

•	any statute, rule or regulation has been enacted, or any action has been taken by any court or governmental authority that, in our reasonable judgment, seeks to or would prohibit, restrict or otherwise render consummation of the exchange offer illegal; or

•	a change occurs in the current interpretations by the staff of the SEC that, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer.

If we, in our reasonable discretion, determine that any of the above conditions is not satisfied, we may:

•	refuse to accept any old notes;

•	extend the exchange offer prior to the expiration date, subject to the holders’ right to withdraw the tender of the old notes; or

•	waive any unsatisfied conditions regarding the exchange offer and accept all properly tendered old notes that have not been withdrawn. If this waiver constitutes a material change to the exchange offer, we will promptly disclose the waiver by means of a prospectus supplement that we will distribute to the holders. We will also extend the exchange offer for a period of time that we will determine depending upon the significance of the waiver and the manner of disclosure to the holders, if the exchange offer would otherwise have expired.

Exchange Agent

We have appointed Wachovia Bank, National Association as the exchange agent for the exchange offer. You should direct any questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal to the exchange agent, addressed as follows:

By mail, hand or overnight courier:

Wachovia Bank, National Association, as Exchange Agent
1525 West W.T. Harris Boulevard, 3C3
Charlotte, NC 28262-8522
Attention:	Corporate Actions NC1153

By Telephone:		Facsimile Transmissions:

(800) 665-9343		(704) 590-7628

Wachovia Bank, National Association also serves as trustee under the indenture.

Fees and Expenses

We will pay the expenses of the exchange offer. We are making the principal solicitation by mail. However, our employees may make additional solicitation by facsimile transmission, e-mail, telephone or in person. We have not retained a dealer-manager for the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and will reimburse it for related, reasonable out-of-pocket expenses. We may also reimburse brokerage houses and other custodians, nominees and fiduciaries for reasonable out-of-pocket expenses they incur in forwarding copies of this prospectus, the letter of transmittal and related documents.

We will pay any transfer taxes applicable to the exchange of old notes. If, however, a transfer tax is imposed for any reason other than the exchange, then the amount of any transfer taxes will be payable by the person tendering the notes. If you do not submit satisfactory evidence of payment of taxes or exemption from payment of those taxes with the letter of transmittal, the amount of those transfer taxes will be billed directly to you.

Consequences of Failing To Exchange Old Notes

Participation in the exchange offer is voluntary. We urge you to consult your financial and tax advisors in making your decision. See “Risk Factors—Risks Relating to the Exchange Offer”.

If you are eligible to participate in the exchange offer but you do not tender your old notes, you will not have any further registration rights.

Old notes that are not exchanged will remain “restricted securities” within the meaning of Rule 144(a)(3)(iv) of the Securities Act. Accordingly, they may not be offered, sold, pledged or otherwise transferred except:

•	to us or to any of our subsidiaries;

•	inside the United States to a qualified institutional buyer in compliance with Rule 144A under the Securities Act;

•	outside the United States in compliance with Rule 904 under the Securities Act;

•	pursuant to an exemption from registration provided by Rule 144 under the Securities Act, if available;

•	in accordance with another exemption from the registration requirements of the Securities Act and based upon an opinion of counsel, if we so request; or

•	pursuant to an effective registration statement under the Securities Act.

Accounting Treatment

For accounting purposes, we will recognize no gain or loss as a result of the exchange offer. We will expense the expenses of the exchange offer as they are incurred, and we will continue to amortize the unamortized expense related to the issuance of the old notes over the term of the new notes.

Regulatory Approvals

The exchange offer is not subject to any federal or state regulatory requirements other than federal and state securities laws.

DESCRIPTION OF THE NEW NOTES

The old notes were, and the new notes will be, issued under an indenture, dated as of July 18, 2005, as amended or supplemented from time to time, among ourselves, our general partner and Wachovia Bank, National Association, as trustee. We have summarized select portions of the indenture below. The summary is not complete. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Defined terms used in this description but not defined below under “—Definitions” or elsewhere in this description have the meanings assigned to them in the indenture. In this description, “us”, “we” and “our” refer only to Regency Centers, L.P. The indenture is governed by the Trust Indenture Act of 1939, as amended.

The form and term of the new notes and the old notes are identical in all material respects, except that transfer restrictions and registration rights and related additional interest provisions applicable to the old notes do not apply to the new notes. Unless otherwise specified or unless the context requires otherwise, references in this section to the “notes” are references to the new notes offered in the exchange offer. Old notes and new notes will be a single class of debt securities under the indenture for all purposes, including waivers, amendments and redemptions.

General

The notes will be our unsecured obligations, will be limited to $350 million aggregate principal amount and will mature on August 1, 2015. Interest will accrue on the notes at the rate of 5.25% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on February 1, 2006. We will make each interest payment to the holders of record of the notes on the immediately preceding January 15 and July 15. Interest will accrue from July 18, 2005 or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. The notes will bear interest on overdue principal and premium, if any, and, to the extent permitted by law, overdue interest at the rate of 7.25% per annum (§§ 301, 308 and 311).

Old notes accepted for exchange will not receive accrued interest at the time of exchange. However, each new note will bear interest from the most recent date to which interest has been paid on the old notes, or if no interest has been paid on the old notes or the new notes, from July 18, 2005.

The notes will, to the extent described herein, be fully and unconditionally guaranteed by our general partner, Regency. The guarantee will be the unsecured and unsubordinated obligation of the guarantor.

Principal of and premium, if any, and interest on the notes will be payable, and the notes may be presented for registration of transfer and exchange, at our office or agency maintained for that purpose in the Borough of Manhattan, The City of New York, provided that at our option, we may pay interest on the notes by check mailed to the address of the person entitled thereto as it appears in the note register. Until otherwise designated by us, this office or agency will be the corporate trust office of the trustee, as Paying Agent and Registrar (§§ 301, 305 and 1002).

We will make payments in respect of the notes (including principal, premium, if any, and interest) in immediately available funds.

Book-Entry, Delivery and Form

Except as set forth below, the notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000.

Notes initially will be represented by one note in registered, global form without interest coupons (the “Global Note”). The Global Note will be deposited upon issuance with the trustee as custodian for DTC in New

York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below. In addition, transfers of beneficial interests in the Global Note will be subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change from time to time.

Depository Procedures

The following description of the operations and procedures of DTC is provided solely as a matter of convenience. These operations and procedures are solely within DTC’s control and are subject to changes by it. We take no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised us that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised us that, pursuant to procedures established by it:

(1) upon deposit of the Global Note, DTC will credit the accounts of the Participants with applicable portions of the principal amount of the Global Note; and

(2) ownership of these interests in the Global Note will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Note).

Investors in the Global Note who are Participants may hold their interests therein directly through DTC. Investors in the Global Note who are not Participants may hold their interests therein indirectly through organizations which are Participants. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of interests in the Global Note will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose.

Payments in respect of the principal of, and interest and premium, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, we and the trustee will treat the Persons in whose names the notes, including the Global Note, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither we, the trustee, nor any agent of us or the trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Note or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Note; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised us that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or us. Neither we nor the trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the notes, and we and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Transfers of new notes between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Note and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the Global Note for notes in certificated form, and to distribute such notes to its Participants.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among Participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of Regency Centers, the trustee and any of their respective agents will have any responsibility for the performance by DTC or its Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Note for Certificated Notes

A Global Note is exchangeable for Certificated Notes if:

(1) DTC (a) notifies us that it is unwilling or unable to continue as depositary for the Global Note or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, we fail to appoint a successor depositary;

(2) at our option, we notify the trustee in writing that we elect to cause the issuance of the Certificated Notes; or

(3) there has occurred and is continuing a Default or Event of Default with respect to the notes.

In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for the Global Note or beneficial interests in the Global Note will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same-Day Settlement and Payment

We will make payments in respect of the notes represented by the Global Note (including principal, premium, if any, and interest) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The notes represented by the Global Note are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds.

Optional Redemption

We may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal to the sum of:

(1) the principal amount of the notes being redeemed plus accrued interest to the redemption date, and

(2) the Make-Whole Amount, if any, with respect to the notes (§1101).

If we have given notice of redemption and have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, the notes being redeemed will cease to bear interest on the redemption date. The only right of the holders of the notes will then be to receive payment of the redemption price (§1107).

We will give notice of any optional redemption of any note to holders between 30 and 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed (§1105).

We will notify the trustee at least 60 days before giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes are to be redeemed, the trustee will select, in a manner it deems fair and appropriate, the notes to be redeemed (§§1103 and 1104).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Guarantee

The guarantor will unconditionally guarantee the payment of principal of, premium, if any, and interest on the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantor will be required promptly to make the payment in full, without any action by the trustee or the holder of any notes.

The guarantee is an unsecured obligation of the guarantor and will be effectively subordinated to mortgage and other secured indebtedness of the guarantor and its subsidiaries. In the event of the guarantor’s insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor’s financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under the guarantee to the highest amount that would not render the guarantee void against creditors under such laws.

The indenture provides that the guarantor may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into the guarantor, unless, in addition to other conditions:

(1) in a transaction in which the guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and unconditionally assumes all of the guarantor’s obligations under the indenture, unless we or another guarantor are the successor entity; and

(2) immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of the guarantor or a subsidiary thereof as a result of such transaction as having been incurred by the guarantor or such subsidiary at the time of the transaction, no event of default with respect to the notes shall have occurred and be continuing.

The guarantee will remain in effect until the entire principal of, premium, if any, and interest on the notes has been paid in full or the notes shall have been defeased and discharged as described under “—Defeasance”.

Covenants

The indenture contains, among others, the covenants set forth below. You should refer to the definitions beginning on page 37 of this prospectus when reviewing these covenants. When we refer to “Regency Centers” or “we” in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

We will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of this Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and our Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 60% of the sum of (without duplication):

(1) Total Assets as of the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of the guarantor if filed by the guarantor with the trustee in lieu of filing our own reports) prior to the incurrence of such additional Indebtedness; and

(2) The purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by Regency Centers or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness (§1008).

In addition, neither we nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of our property or that of any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all our outstanding Indebtedness and that of our Subsidiaries on a consolidated basis which is secured by any Encumbrance on our property or that of any Subsidiary is greater than 40% of the sum of (without duplication):

(1) the Total Assets of Regency Centers and our Subsidiaries as of the end of the calendar quarter covered in our annual report on Form 10-K or quarterly report on Form 10-Q, as the case may be, most recently filed with the trustee (or such reports of the guarantor if filed by the guarantor with the trustee in lieu of filing our own reports) prior to the incurrence of the additional Indebtedness; and

(2) the purchase price of any real estate assets or mortgages receivable acquired and the amount of any securities offering proceeds received (to the extent that the proceeds were not used to acquire real estate assets or mortgages receivable or used to reduce Indebtedness) by us or any Subsidiary since the end of the calendar quarter, including those proceeds obtained in connection with the incurrence of the additional Indebtedness (§1008).

We and our Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of Regency Centers and our Subsidiaries on a consolidated basis (§1008).

We also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated Income Available for Debt Service to the Annual Service Charge for the four consecutive fiscal quarters most recently ended before the date on which such additional Indebtedness is to be incurred would have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of such Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

(1) such Indebtedness and any other Indebtedness incurred by us or our Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

(2) the repayment or retirement of any other Indebtedness by us or our Subsidiaries since the first day of such four-quarter period had been incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such period);

(3) in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments for the acquisition being included in the pro forma calculation; and

(4) in the case of any acquisition or disposition by us or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with appropriate adjustments for the acquisition or disposition being included in the pro forma calculation (§1008).

For purposes of the foregoing provisions, Indebtedness is deemed to be “incurred” by Regency Centers or a Subsidiary whenever we or a Subsidiary creates, assumes, guarantees or otherwise becomes liable for such Indebtedness.

Provision of Financial Information

Whether or not we are subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, we will timely file with the SEC the annual reports, quarterly reports and other documents which we would have been required to file with the SEC if subject to Section 13(a) or 15(d) or any successor provision. If we are not permitted to file these documents with the SEC, we will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC and will also supply copies of such documents to any holder or prospective holder upon written request (§1010).

Existence

Except as permitted under “—Merger, Consolidation or Sale”, Regency Centers and the guarantor are required to do all things necessary to preserve their respective existence, rights and franchises. However, Regency Centers and the guarantor are not required to preserve any right or franchise if they determine that the preservation thereof is no longer desirable in the conduct of their business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes (§1004).

Maintenance of Properties

We are required to maintain all properties used or useful in the conduct of our business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs as, in our judgment, may be necessary so that our business may be properly and advantageously conducted at all times. However, we are not prevented from discontinuing the operation or maintenance of any of our properties if doing so is, in our judgment, desirable in the conduct of our business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes (§1005).

Insurance

We and the guarantor are required to, and to cause each of our respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types (§1007).

Payment of Taxes and Other Claims

We and the guarantor will be required to pay or discharge, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us, the guarantor or any subsidiary or upon the income, profits or property of us, the guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property, or that of the guarantor or any subsidiary. However, neither we nor the guarantor will be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings (§1006).

Merger, Consolidation or Sale

Except as provided below, we may not, in a single transaction or a series of related transactions:

•	consolidate with or merge into any other person or permit any other person to consolidate with or merge into Regency Centers;

•	directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets;

•	acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person so that such person becomes a Subsidiary of us; and

•	directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire all or substantially all of the property and assets of any person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any person.

We may enter into a merger, sale or acquisition described above; however, if, in addition to other conditions:

•	in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to Regency Centers is organized under the laws of the United States of America or any state thereof or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the indenture;

•	immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of Regency Centers or a Subsidiary as a result of the transaction as having been Incurred by us or such Subsidiary at the time of the transaction, no event of default with respect to the notes, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes, has occurred and is continuing; and

•	immediately after giving effect to the transaction, our Consolidated Net Worth of Regency Centers (or other successor entity) is equal to or greater than that of Regency Centers immediately prior to the transaction (§801).

Paying Agents

We have initially appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under “—Notices” below, of any change or termination of any paying agent and of any changes in the specified offices.

Definitions

Set forth below are the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided (§101).

“Acquired Indebtedness” means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or the acquisition. Acquired Indebtedness is deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

“Affiliate” of any person means any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such person. For the purposes of this definition, “control,” when used with respect to any person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Annual Service Charge” for any period means the aggregate interest expense for the period on, and the amortization during the period of any original issue discount of, Indebtedness of Regency Centers and our Subsidiaries and the amount of dividends which are payable during the period on any Disqualified Stock.

“Capital Stock” means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

“Consolidated Income Available for Debt Service” for any period means Earnings from Operations of Regency Centers and our Subsidiaries plus amounts which have been deducted, and minus amounts which have been added, for the following (without duplication):

•	interest expense on Indebtedness of Regency Centers and our Subsidiaries;

•	provision for taxes of Regency Centers and our Subsidiaries based on income;

•	amortization of debt discount;

•	provisions for gains and losses on properties and property depreciation and amortization;

•	the effect of any noncash charge resulting from a change in accounting principles in determining Earnings from Operations for the period; and

•	amortization of deferred charges.

“Consolidated Net Worth” of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to Regency Centers, adjustments following the date of the indenture to our accounting books and records in accordance with Accounting Principles Board Opinions Nos. 16 and 17 (or successor opinions thereto) or otherwise resulting from the acquisition of control of Regency Centers by another person shall not be given effect.

“Disqualified Stock” means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise

•	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock),

•	is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock, or

•	is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of the guarantor do not constitute Disqualified Stock.

“Earnings from Operations” for any period means net earnings excluding gains and losses on sales of investments, extraordinary items and property valuation losses, net, as reflected in the financial statements of Regency Centers and our Subsidiaries for the period determined on a consolidated basis in accordance with GAAP.

“Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of the guarantor owed to Regency Centers.

“Indebtedness” of Regency Centers or any Subsidiary means any indebtedness of Regency Centers or such Subsidiary, as applicable, whether or not contingent, for

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments,

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by Regency Centers or any Subsidiary,

•	reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

•	the amount of all obligations of Regency Centers or any Subsidiary for redemption, repayment or other repurchase of any Disqualified Stock and

•	any lease of property by Regency Centers or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP,

to the extent, in the case of items of indebtedness under the first four bullet points above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of Regency Centers or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than Regency Centers or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by us or any Subsidiary whenever we or the Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof).

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of

•	the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Reinvestment Rate” means 0.20% plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index we designate.

“Subsidiary” means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by us or by one or more of our other Subsidiaries. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

“Total Assets” as of any date means the sum of

•	Undepreciated Real Estate Assets and

•	all other assets of Regency Centers and our Subsidiaries on a consolidated basis determined in accordance with GAAP (but excluding intangibles).

“Total Unencumbered Assets” means the sum of

•	those Undepreciated Real Estate Assets not subject to an Encumbrance for borrowed money and

•	all other assets of Regency Centers and our Subsidiaries not subject to an Encumbrance for borrowed money determined in accordance with GAAP (but excluding intangibles).

“Undepreciated Real Estate Assets” as of any date means the cost (original cost plus capital improvements) of real estate assets of Regency Centers and our Subsidiaries on such date, before depreciation and amortization, determined on a consolidated basis in accordance with GAAP.

“Unsecured Indebtedness” means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of Regency Centers or any Subsidiary.

Events of Default

Set forth below are events of default under the indenture:

(a) we do not pay principal of or premium on any note when due;

(b) we do not pay any interest on any note within 30 days of the due date;

(c) we fail to comply with the provisions described under “—Merger, Consolidation or Sale”;

(d) we or the guarantor fail to perform any other covenant or agreement under the indenture or the notes for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes;

(e) we or the guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

(f) we or the guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10 million which remains undischarged or unstayed for 60 days after the right to appeal expires; or

(g) events of bankruptcy, insolvency or reorganization affecting us or the guarantor occur (§501).

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes, unless such holders have offered to the trustee reasonable indemnity (§603). Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes (§512).

If an event of default (other than an event of default described in clause (g) above) occurs and is continuing with respect to the notes outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may accelerate the maturity of the notes. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided and all expenses of the trustee are paid. If an event of default specified in clause (g) above occurs with respect to the notes, the outstanding notes will become immediately due and payable without any declaration or other act on the part of the trustee or any holder (§502). For information as to waiver of defaults, see “—Modification and Waiver”.

No holder of any note will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes;

•	holders of at least 25% in aggregate principal amount of the outstanding notes have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes a direction inconsistent with such request; and

•	the trustee has failed to institute such proceeding within 60 days (§507).

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on the note on or after the due dates expressed in the note (§508).

We must furnish to the trustee quarterly a statement as to our performance of our obligations under the indenture and as to any default in such performance (§1011).

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes, (4) rights, obligations and immunities of the trustee under the indenture and (5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if

•	we have paid the principal of and interest on the notes when due; or

•	all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, if we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on the notes,

(a) we will be discharged from all obligations in respect of any notes or

(b) we may omit to comply with restrictive covenants and such omission will not be an event of default under the indenture and the notes.

If we elect to omit to comply with restrictive covenants, the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants will remain in full force and effect.

Such trust may only be established if, among other things:

(1) with respect to clause (a), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

(2) no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default has occurred or is continuing;

(3) we have delivered to the trustee an opinion of counsel to the effect that the deposit will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(4) other customary conditions precedent are satisfied (Article Thirteen).

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes affected by the amendment. However, no amendment may, without the consent of the holder of each outstanding note affected,

•	change the stated maturity of the principal of, or any installment of principal or interest on, any note,

•	reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note,

•	change the place or currency of payment of principal of, or premium or interest on, any note,

•	impair the right to institute suit for the enforcement of any note,

•	reduce the percentage of outstanding notes necessary to amend the indenture,

•	reduce the percentage of outstanding notes necessary for waiver of compliance with the indenture or for waiver of defaults, or

•	modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified (§902).

We may also amend the indenture without the consent of any holders of notes to

•	reflect a successor to us or to the guarantor which is assuming our obligations,

•	add to our covenants for the benefit of the holders of any notes,

•	add additional events of default for the benefit of any notes,

•	change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons,

•	reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee,

•	secure the notes,

•	maintain the qualification of the indenture under the Trust Indenture Act, or

•	correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect (§901).

The holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive our compliance with restrictive provisions of the indenture (§1012). Subject to rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes, on behalf of all holders of notes, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes (§513).

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first-class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

Prospective purchasers should note that under normal circumstances DTC will be the only “holder” of the notes. See “—Book-Entry, Delivery and Form”.

Governing Law

The indenture is, and the notes will be, governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs (§§601 and 603).

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in cases or to realize on property received as security for any such claim or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate the conflict or resign (§608).

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations applicable to the exchange, as well as the ownership and disposition of the new notes. The discussion also includes a general summary of the material federal income tax considerations regarding our general partner, Regency Centers Corporation. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner LLP. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own new notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the United States dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Regency” refers to Regency Centers Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the “Management Company”) (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency for financial reporting purposes).

Tax Consequences of the Exchange

Neither an exchange of new notes for old notes nor the filing of the registration statement of which this prospectus is a part with respect to the resale of the notes should be a taxable event to you, and you should not recognize any taxable gain or loss or any interest income as a result of such exchange or such filing. Your adjusted tax basis of the new notes will be the same as the adjusted tax basis of the old note exchanged therefor. Your holding period of the new notes will include the holding period of the old note exchanged therefor.

Liquidated Damages; Optional Redemption

We do not intend to treat the possibility of (i) an optional redemption or repurchase of the new notes or (ii) payment of liquidated damages as a result of our failure to cause the new notes to be registered under the Securities Act, as (x) affecting the determination of the yield to maturity of the notes or (y) giving rise to any accrual of original issue discount or recognition of ordinary income upon redemption, sale or exchange of the notes.

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of a new note that for United States federal income tax purposes is (i) a citizen or resident of the United States; (ii) a corporation or association taxable as a corporation that was created or organized in or under the laws of the United States, any State or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision of its administration and one or more United States persons have the authority to control all of its substantial decisions.

Payments of Interest

In the opinion of Foley & Lardner LLP, interest on a new note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes.

Market Discount

A United States holder who purchases a new note for an amount that is less than its stated principal amount will be treated as having purchased the new note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a United States holder generally will be required to treat any gain realized on the sale, retirement or other disposition of a new note as ordinary income to the extent of any accrued market discount which has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the United States holder’s acquisition of the new note to the maturity date of the new note, unless the United States holder has made an election to accrue market discount on a constant yield basis. A United States holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a new note with market discount until the maturity date of the new note or certain earlier dispositions.

A United States holder may elect to include market discount income in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the new note and (2) the deferral of interest deductions will not apply. Generally, currently included market discount is treated as ordinary interest income for federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the United States holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service (“IRS”).

Amortizable Bond Premium

A United States holder who purchases a new note for an amount that is greater than the sum of all remaining payments on the new note (other than stated interest) will be treated as having purchased the new note with “amortizable bond premium” equal in amount to such excess. A United States holder may elect to amortize this premium using a constant yield method over the remaining term of the new note and may offset interest otherwise required to be included in income in respect of the new note by the amortized amount of the premium for the taxable year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the United States holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS.

Purchase, Sale and Retirement of the New Notes

In the opinion of Foley & Lardner LLP, upon the sale or retirement of a new note, a United States holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or retirement (other than amounts representing accrued and unpaid interest) and the United States holder’s adjusted tax basis in the new note. A United States holder’s adjusted tax basis in a new note will generally equal the United States holder’s initial investment in the new note, increased by any accrued market discount (if the United States holder has included such market discount in income), and decreased by any amortizable bond premium taken with respect to the new note. Subject to the market discount rules discussed above, any gain or loss recognized generally will be capital gain or loss. The maximum long-term capital gain rate for non-corporate taxpayers was reduced to 15% through 2008 by the Jobs and Growth Tax Relief Reconciliation Act of 2003.

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the new notes and the proceeds from a sale, exchange or other disposition of new notes. A backup withholding tax (at a current rate of

28%) will apply to these amounts only if a United States holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number provided is correct and that the holder is not subject to backup withholding. The amount of any backup withholding from a payment to a United States holder of a new note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

United States Alien Holders

For purposes of this discussion, a “United States Alien holder” is any holder of a new note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a new note.

In the opinion of Foley & Lardner LLP, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

(1) payments of interest by Regency Centers L.P. or any of its paying agents to any holder of a new note that is a United States Alien holder will not be subject to United States federal withholding tax if (a) the beneficial owner of the new note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers L.P., (b) the beneficial owner of the new note is not a controlled foreign corporation that is related to Regency Centers L.P. within the meaning of Section 881(c)(3)(C) of the Code, (c) the United States Alien holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code and (d) either (1) the United States Alien holder provides its name and address on an IRS Form W-8BEN (or suitable substitute form) and certifies, under penalties of perjury, that it is not a United States holder or (2) the United States Alien holder holds its new notes through certain intermediaries and it satisfies the certification requirements of applicable regulations. If a change in circumstances makes any information on such documentation incorrect, then the United States Alien holder must report the change within 30 days and provide new documentation. If the United States Alien holder cannot satisfy the requirements set forth above, payments of interest made to the United States Alien holder will be subject to U.S. federal withholding tax at a 30% rate, unless the United States Alien holder provides a properly executed (1) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the new notes is effectively connected with a trade or business carried on by the United States Alien holder in the United States (in which case the United States Alien holder generally will be subject to the tax consequences described below);

(2) a United States Alien holder will not be subject to United States federal income tax on any gain realized from the sale or retirement of the unless the gain is effectively connected with a trade or business that the United States Alien holder conducts in the United States or the United States Alien holder is an individual, is present in the United States for at least 183 days during the year in which the new notes are sold or retired, and certain other conditions are satisfied. If a United States Alien holder holds new notes in connection with a trade or business that is conducted in the United States any interest or market discount, and any gain from a taxable disposition of new notes, will be subject to United States federal income tax as if the United States Alien holder were a United States holder and a corporate United States Alien holder may be subject to the “branch profits tax” (at a 30% rate or a lower rate or exemption as may be specified by an applicable tax treaty) on its earnings that are effectively connected with the holder’s U.S. trade or business; and

(3) a new note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers L.P. and (b) the income on the new note would not have been effectively connected with a United States trade or business of the individual at the individual’s death.

Information Reporting and Backup Withholding

Information reporting to the IRS on Form 1042-S generally will apply to a payment of interest on a new note that can be reliably associated with certain documentation provided by a United States Alien holder (such as an IRS Form W-8BEN). Information reporting with respect to interest paid to a United States Alien holder generally does not apply, however, if the United States Alien holder holds new notes directly through a qualified intermediary and required procedures are satisfied. Backup withholding generally will not apply to payments of interest to a United States Alien holder if the requirements for a withholding tax exemption described above are satisfied.

Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of new notes effected outside the United States by a foreign office of a “broker” (as defined in applicable regulations), unless the broker is a United States person or has certain connections to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of a broker described in the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements, unless the broker has documentary evidence in its records that the beneficial owner of the new note is a United States Alien holder and certain other conditions are met or the United States Alien holder otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner of the new note provides an IRS Form W-8BEN (or suitable substitute form) or otherwise establishes an exemption.

Tax Considerations Regarding Regency

Regency made an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Code commencing with its taxable year ending December 31, 1993.

Regency believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

(1) which is managed by one or more trustees or directors;

(2) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4) which is neither a financial institution nor an insurance company subject to provisions of the Code;

(5) the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6) not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include entities);

(7) which meets income and asset tests; and

(8) which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner LLP that (1) Regency has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency’s method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon representations made by Regency as to factual matters including, but not limited to, those concerning its business and properties, and matters relating to Regency’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency’s ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of Regency’s operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify”.

Taxation of Regency

As a REIT, Regency generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency will be subject to federal income tax in the following circumstances.

•	Regency will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Under certain circumstances, Regency may be subject to the “corporate alternative minimum tax” on its items of tax preference which it does not distribute or allocate to its shareholders.

•	If Regency has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by Regency by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

•	If Regency has net income from “prohibited transactions” (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

•	If Regency should fail to satisfy certain gross income tests which require that at least 75% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments and at least 95% of the REIT’s gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, and has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which Regency fails the 75% or 95% test, multiplied by a fraction intended to reflect Regency’s profitability.

•	If Regency should fail to distribute during each calendar year at least the sum of

(i)	85% of its REIT ordinary income for such year,

(ii)	95% of its REIT capital gain net income for such year, and

(iii)	any undistributed taxable income from prior years,

it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•	Beginning with Regency’s 2005 taxable year, if Regency fails, in more than a de minimis fashion, to satisfy one or more of the asset tests applicable to REITs for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because Regency qualifies under certain relief provisions, Regency may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or Regency otherwise returns to compliance with the asset test.

•	Beginning with Regency’s 2005 taxable year, if Regency fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), Regency nevertheless may avoid termination of its REIT’s election in such year if the failure is due to reasonable cause and not due to willful neglect, but Regency would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	If Regency acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency’s hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation (“carry-over basis”), and Regency recognizes gain on the disposition of such asset during the recognition period beginning on the date on which such asset was acquired by Regency, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by Regency.

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency fails to qualify will not be deductible by Regency nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency would be entitled to such statutory relief.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser of new notes. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular investors in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRAs”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A fiduciary making the decision to invest in securities on behalf of a prospective purchaser that is an employee benefit plan, a tax qualified retirement plan, or an IRA is advised to consult its own legal advisor regarding the specific considerations arising under ERISA, Sections 4975 and 503 of the Code and state law with respect to the purchase, ownership or sale of the securities by such plan or IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the new notes is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the new notes (i) is permissible under the documents governing the ERISA plan, (ii) is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio, and (iii) would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

PLAN OF DISTRIBUTION

If you want to participate in this exchange offer, you must represent, among other things, that:

•	you are acquiring the new notes issued in that exchange offer in the ordinary course of your business,

•	you are not an “affiliate”, as defined in Rule 405 under the Securities Act, of Regency Centers; and

•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in a distribution of the new notes issued in the exchange offer.

If you are not able to make the above representations you are a “restricted holder”. A restricted holder will not be able to participate in this exchange offer and may only sell its old notes under a registration statement containing the selling security holder information required by Item 507 of Regulation S-K of the Securities Act, or under an exemption from the registration requirements of the Securities Act.

If you are a broker-dealer who holds old notes that were acquired for your own account as a result of market-marking activities or other trading activities, you may exchange old notes in the exchange offer. As a broker-dealer, you may be deemed to be an “underwriter” within the meaning of the Securities Act, and, consequently, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes you receive in the exchange offer.

Each participating broker-dealer is required to acknowledge in the letter of transmittal that it acquired the old notes as a result of market-making activities or other trading activities and that it will deliver a prospectus in connection with the resale of the new notes. We have agreed that, for a period of up to 180 days after the completion of the exchange offer, we will:

•	keep the exchange offer registration statement effective, supplemented and amended as required by the registration rights agreement to the extent necessary to ensure that it is available for resale of old notes acquired by broker-dealers for their own accounts as a result of market-making activities or other trading activities,

•	ensure that the exchange offer registration statement conforms with the requirements of the registration rights agreement, the Securities Act and the rules and regulations of the SEC, and

•	make this prospectus available to participating broker-dealers for use in connection with any resale.

During this period of time, delivery of this prospectus, as it may be amended or supplemented, will satisfy the prospectus delivery requirements of a participating broker-dealer engaged in market-making or other trading activities.

Based on interpretations by the staff of the SEC, we believe that new notes issued in the exchange offer may be offered for resale, resold and otherwise transferred by their holder, other than a participating broker-dealer, without compliance with the registration and prospectus delivery requirements of the Securities Act.

We will not receive any proceeds from any sale of new notes by broker-dealers. New notes received by participating broker-dealers for their own account in the exchange offer may be sold from time to time

•	in the over-the-counter market,

•	in negotiated transactions,

•	through the writing of options on the new notes, or a combination of these methods of resale,

at market prices prevailing at the time of resale, prices related to the prevailing market prices, or negotiated prices. Any resale of new notes may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer and/or the purchasers of any new notes.

Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker-dealer that participates in a distribution of the new notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit on these resales of new notes and any commissions or concessions received by any of these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 180 days after the completion of the exchange offer, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests these documents in the letter of transmittal. We have agreed to pay all expenses of the exchange offer, including the expenses of one counsel for the holders of the notes, other than commissions or concessions of any brokers or dealers, and we will indemnify the holders of the notes, including any broker-dealer, against certain liabilities, including liabilities under the Securities Act.

The new notes are new securities for which there currently is no market. We do not intend to apply for the notes to be listed on any securities exchange or arrange for the notes to be quoted on any quotation system. Accordingly, no assurance can be given as to the development or liquidity of any market for the new notes.

VALIDITY OF THE NOTES

The validity of the notes offered hereby and the guarantee and certain tax matters described under “Certain Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for Regency by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing Regency with respect to this offering beneficially owned approximately 6,850 shares of Regency’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements and schedules of Regency Centers, L.P. and Regency Centers Corporation as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessments of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited combined historical summary of revenue and certain expenses of Macquarie CountryWide-Regency II, LLC Acquisition Properties included in Regency Centers, L.P.’s and Regency Centers Corporation’s current reports on Form 8-K/A dated June 1, 2005 has been so incorporated in reliance upon the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.